

November 3, 2010

VIA U.S. MAIL AND FACSIMILE (314) 633-4289

Ronald M. Shaich
Chairman and Chief Executive Officer
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117

> **Re:** **Panera Bread Company**
> **Form 10-K for the fiscal year ended December 29, 2009**
> **Filed March 1, 2010**
> **File No. 000-19253**

Dear Mr. Shaich:

We have reviewed your response to our comment letter dated September 20, 2010 and have the following additional comment.

Schedule 14A

Compensation Discussion and Analysis, page 19

1. We note your response to prior comment 1 and reissue. You indicated in response to previous comments that you omitted disclosure of your specific performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K. Accordingly, please provide your analysis of how disclosure of these targets would be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage. Alternatively, please provide us with your proposed revised 2009 incentive compensation disclosure and confirm that you will revise future filings accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Special Counsel